April 8, 2026

United States Securities and Exchange Commission

Division of Corporation Finance

Attn: Eddie Kim

100 F Street, N.E.

Washington, DC 20549

Re:	Invech Holdings, Inc.
Registration Statement on Form S-1
Filed April 2, 2026
File No. 333-294854

Ladies and Gentlemen:

The undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective on April 10, 2026 at 5:00 p.m. Eastern Daylight Time, or as soon thereafter as practicable.

The Registrant authorizes Chase Chandler of Brunson Chandler & Jones, PLLC, outside counsel to the Registrant, to verbally alter the requested date and time of effectiveness of the Registration Statement with the Commission. Please call Mr. Chandler at (801) 303-5772 with any questions.

Very truly yours,

Invech Holdings, Inc.

/s/ Alexander M. Woods-Leo
Alexander M. Woods-Leo
Chief Executive Officer